**Fitch Ratings, Inc.**

**2018 Form NRSRO Annual Certification**

## Exhibit 4. Organizational Structure

Please see charts attached, reflecting the corporate management structure and material affiliates of Fitch Ratings, Inc.

FitchRatings

# Corporate Structure

## Senior Management

- Paul Taylor, President and CEO, Fitch Group
  - **Fitch Group Operations**
    - Charles Brown, General Counsel
    - Jon Ewing, Chief Marketing Officer
    - Rob Harpel, Chief Technology Officer
    - Andy Jackson, Global Head of Human Resources
    - Ted Niedermayer, CFO
  - Ian Linnell, President, Fitch Ratings
    - Karen Skinner, Chief Operating Officer
      - Julian Dennison, Global Publishing
      - Susan Launi, Regulatory Affairs, Policies and Procedures
      - Seth Lieberman, Business Analytics
      - Andrew Pedvis, Product Development
      - Jeff Simon, Global Operations Management
    - Brett Hemsley, Global Analytical Head
      - Dan Champeau, Global Group Head
        - U.S. Public Finance
        - Global Infrastructure
        - International Public Finance
      - Kevin Duignan, Global Group Head
        - Banks
        - Insurance
        - Funds & Asset Management
        - Non-Bank Financial Institutions
      - Richard Hunter, Global Group Head
        - Corporate Finance
      - James McCormack, Global Group Head
        - Sovereigns
      - Marjan van der Weijden, Global Group Head
        - Structured Finance
        - Covered Bonds
    - Mark Oline, Global Head of Business & Relationship Mgmt
      - Ann Flynn, Global Head Public Finance & Global Infrastructure Group
      - J. Douglas Murray, Global Head, Structured Finance
      - Aymeric Poizot, Global Head, Investor Relations
      - Jose Santos, Global Head, Financial Institutions
      - David Wharrier, Global Head, Revenue Management
      - Jill Zelter, Global Head, Corporates
      - Sing Chan Ng and Kwong Li, Regional co-Heads, Asia Pacific
      - Peter Shaw, Regional Head, Latin America
  - Eileen Fahey, Chief Risk Officer, Fitch Group
    - Fitch Ratings
      - Jeremy Carter, Chief Credit Officer
        - Regional Credit Officers
          - Stuart Jennings, EMEA and APAC
          - Katherine Falconi, The Americas
        - Credit Policy Group
      - Jeff Horvath, Chief Compliance Officer
        - Trevor Pittman, Sr Compliance Officer EMEA/APAC
      - Peter Patrino, Chief Criteria Officer
    - Gautam Mitra, Head of Internal Audit

- Independent Directors, Fitch Ratings Inc/Fitch Ratings Ltd, Board of Directors
  - Gautam Mitra, Head of Internal Audit
  - Jeff Horvath, Chief Compliance Officer (dotted line)

Effective December 2017

FitchRatings


Marc Ladreit De Lacharrière*
FIMALAC
20%
HEARST RATINGS II, INC.†
80%
FITCH GROUP, INC.
(Delaware)
FITCH TREASURY LIMITED
(England)
FITCH RATINGS, INC.
(Delaware)
FITCH SOLUTIONS, INC.
(Delaware)
FITCH LEARNING, INC.
(Delaware)
FITCH INFORMATION SERVICES, INC.
(Delaware)
Credit Rating Affiliates
See page FRI
FITCH TRAINING HOLDINGS LIMITED
(England)
FITCH 7CITY LEARNING, INC.
(Delaware)
FITCH INFORMATION SERVICES LTD
(England)
BUSINESS MONITOR INTERNATIONAL, INC.
(Delaware)

*Mr. de Lacharrière holds an indirect controlling interest in Fimalac.
†Hearst Ratings II, Inc. is the indirect wholly owned subsidiary of Hearst Corporation.

February 2018

FRI


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS
LIMITED
(England)
FITCH RATINGS
LANKA LIMITED*
(Sri Lanka)
FITCH
CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA, S.A
SOCIEDAD CALIFICADORA
DE VALORES*
(Colombia)
Additional
Credit Rating Affiliates
See page FRL
FITCH SOLUTIONS LIMITED+
(England)
FITCH COSTA RICA
CALIFACADORA
DE RIESGO, S.A.*
(Costa Rica)
FITCH CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA
DOMINICANA S.R.L.*
(Dominican Republic)
FITCH SOLUTIONS
ASIA PTE LTD+
IRR ADVISORY
SERVICES PRIVATE LTD+
FITCH SOLUTIONS
DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

March 2017


FITCH RATINGS LIMITED (England)
FITCH RATINGS CIS LIMITED++ (England)
FITCH RATINGS ESPAÑA S.A.U. (Spain)
FITCH ITALIA S.P.A. (Italy)
FITCH DEUTSCHLAND GMBH (Germany)
FITCH POLSKA S.A. (Poland)
FITCH FRANCE (France)
FITCH RATINGS FINANSAL, DERECELENDIRME HI ZMETLERI A.S.* (Turkey)
FITCH SOUTHERN AFRICA (PTY) LIMITED* (South Africa)
INTER ARAB RATING COMPANY S.A.E.* (Bahrain)
INDIA RATINGS AND RESEARCH PTE LTD* (India)
FITCH INDIA SERVICES PRIVATE LTD* (India)
FITCH RATINGS (BEIJING) LIMITED (China)
FITCH RATINGS SINGAPORE PTE LTD (Singapore)
PT FITCH RATINGS INDONESIA* (Indonesia)
FITCH RATINGS JAPAN LIMITED (Japan)
FITCH (HONG KONG) LIMITED (Hong Kong)
FITCH AUSTRALIA PTY LIMITED (Australia)
KOREA RATINGS CORPORTATION* (Korea)
E-CREDIBLE CO., LTD (Korea)
E-CREDIBLE NETWORKS CO., LTD (Korea)
FITCH RATINGS (THAILAND) LIMITED* (Thailand)
FITCH RATINGS BRASIL LTDA (Brazil)
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
FITCH MEXICO S.A. DE C.V. (Mexico)
FITCH HOLDING S.A* (Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)

*Not included in Item 3 of Form NRSRO.

++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.

February 2018